FILED BY NOKIA CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ALCATEL-LUCENT

FILE NO. 001-11130

February 12, 2016

SUPPLEMENT TO LISTING PROSPECTUS

This document is a supplement to the listing prospectus (the “Listing Prospectus”) of Nokia Oyj (“Nokia” or the “Company”), approved by the Finnish Financial Supervisory Authority on October 23, 2015. The journal number of the Finnish Financial Supervisory Authority’s decision of approval for the Listing Prospectus is FIVA 85/02.05.04/2015, for the supplement dated November 16, 2015 FIVA 101/02.05.04/2015 and for the supplement dated February 2, 2016 FIVA 1/02.05.04/2016. The Finnish Financial Supervisory Authority has on February 12, 2016 approved this supplement with the journal number FIVA 9/02.05.04/2016. A certificate of approval of this supplement, with a copy of this supplement and a French language translation of the summary of the Listing Prospectus as amended through this supplement, will be, in accordance with the Prospectus Directive (2003/71/EC), notified to the French stock market authority (Autorité des marchés financiers, or “AMF”).

The definitions used in this supplement have the same meaning as in the Listing Prospectus, unless otherwise stated. This supplement constitutes a part of the Listing Prospectus and should be read together therewith.

This supplement is prepared due to the announcements and developments that have taken place after the approval of the Listing Prospectus on October 23, 2015, most important of which are listed hereunder, and that have not at the date of this supplement been supplemented to the Listing Prospectus.

•	On February 10, 2016, Nokia announced the results of the reopened offer period in the Exchange Offer.

•	On February 10, 2016, Nokia announced that USD 1.85 billion senior notes issued by Alcatel Lucent USA Inc. had been redeemed as part of Nokia’s capital structure optimization program.

•

On February 11, 2016, Nokia and Alcatel Lucent published their respective unaudited results for the year ended December 31, 2015. In conjunction with its release, Nokia announced that, as of the first quarter 2016, Nokia expects to align its financial reporting under two areas: the Networks business and Nokia Technologies.

•	On February 11, 2016, Nokia announced that the Nokia Board of Directors had approved the Nokia Equity Program for 2016 (as defined below) and the issuance of shares held by Nokia.

Consequently, the information contained in the Listing Prospectus is updated in the manner set out in this supplement.

The unaudited interim report of Nokia for the year ended December 31, 2015, as well as Alcatel Lucent’s unaudited consolidated financial statements at December 31, 2015 and related press release concerning Alcatel Lucent’s results for the year ended December 31, 2015 (“Alcatel Lucent Q4 Results Release”) are hereby incorporated by reference into the Listing Prospectus. The section “Documents Incorporated by Reference” on pages 361–362 of the Listing Prospectus is updated accordingly.

SUPPLEMENTS TO THE LISTING PROSPECTUS

Supplements to the cautionary statements

The Listing Prospectus, as supplemented from time to time, and in particular the section “Cautionary Statement Regarding Forward-Looking Statements”, contain forward-looking statements which should be read in conjunction with the other cautionary statements that are included elsewhere, including the section “Risk Factors” of the Listing Prospectus, Nokia Annual Report, Alcatel Lucent Annual Report, Nokia Interim Report, the unaudited interim report of Nokia for the nine months ended September 30, 2015, the unaudited interim report of Nokia for the year ended December 31, 2015, Alcatel Lucent Interim Report, Alcatel Lucent Q3 Interim Report, Alcatel Lucent Q4 Results Release and any other documents that Nokia or Alcatel Lucent have released through their respective stock exchanges. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Nokia will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Nokia or Nokia’s business or operations. Except as required by law, Nokia undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Shareholders and potential investors should note that all of the information concerning Alcatel Lucent presented in the Listing Prospectus, as supplemented from time to time, and in particular in Annex A, is solely based on publicly available information of Alcatel Lucent included in Alcatel Lucent Annual Report and the Alcatel Lucent Interim Report Alcatel Lucent has filed with the SEC, as well as Alcatel Lucent Q3 Interim Report and Alcatel Lucent Q4 Results Release. Nokia confirms that this information has been accurately reproduced and that as far as Nokia is aware and is able to ascertain from information published by Alcatel Lucent, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Supplements to the section “Summary”

Elements B.7 and B.9 of the summary is replaced in their entirety with the following information to reflect the respective financial information of Nokia and Alcatel Lucent for the year ended December 31, 2015. Element C.7 is also supplemented with new information. The amended information in the summary has been marked with an asterisk (*).

B.7	Selected historical key financial information

Nokia

The following tables set forth selected consolidated financial information for Nokia. This information is qualified by reference to, and should be read in conjunction with, Nokia’s consolidated financial statements and the notes thereto for the years ended December 31, 2014, 2013 and 2012 and the unaudited interim report of Nokia for the year ended December 31, 2015, all of which are incorporated by reference into this Listing Prospectus. The selected consolidated historical income statement and statement of cash flow data for the years ended December 31, 2014, 2013 and 2012 and the consolidated statement of financial position data as of December 31, 2014, 2013 and 2012 have been derived from Nokia’s audited consolidated financial statements for the respective years, prepared in accordance with the International Financial Reporting Standards (“IFRS”). The selected consolidated historical income statement and statement of cash flow data for the year ended December 31, 2015 and the consolidated statement of financial position as of December 31, 2015 have been derived from the unaudited interim report of Nokia for the year ended December 31, 2015, prepared in accordance with IFRS.*

In September 2013, Nokia announced the sale of substantially all of its Devices & Services Business to Microsoft. Subsequent to the approval for the sale received in the Extraordinary General Meeting in November 2013, Nokia Group has presented Devices & Services Business as discontinued operations. The sale was completed on April 25, 2014. In the consolidated income statement for the year 2013, the financial results of the Devices & Services Business were reported as discontinued operations separately from the continuing operations. The income statement information for the year 2012 were restated accordingly. As of January 1, 2013, Nokia adopted new revised IAS 19 Employee Benefits standard. As a result, the net pension liabilities and other comprehensive income were impacted mainly by the retrospectively applied elimination of the ’corridor’ approach and financial information for the year 2012 were adjusted accordingly. Thus, the restated information for the year 2012 presented in the following tables is unaudited.

On August 3, 2015, Nokia announced an agreement to sell its HERE digital mapping and location services business to a consortium of leading automotive companies, comprising AUDI AG, BMW Group and Daimler AG. The sale of HERE was completed on December 4, 2015. In the unaudited consolidated income statement for the financial year ended December 31, 2015, HERE has been reported as discontinued operations separately from the continuing operations. The income statement information for the year 2014 were restated accordingly. Thus, the restated consolidated income statement information for the year 2014 presented in the following table is unaudited. HERE has been reported as part of Nokia’s continuing operations in the consolidated financial information for the financial years ended December 31, 2013 and 2012.*

	Year ended December 31, 2015 (unaudited)*	Year ended December 31,
		2014 (unaudited)	2013 (audited)	2012 (unaudited)
CONSOLIDATED INCOME STATEMENT	(in EUR million, except for shares outstanding and earnings per share)	(in EUR million, except for shares outstanding and earnings per share)

Net sales	12 499	11 763	12 709	15 400
Cost of sales	(7 045)	(6 855)	(7 364)	(9 841)

Gross profit	5 453	4 907	5 345	5 559
Research and development expenses	(2 126)	(1 948)	(2 619)	(3 081)
Selling, general and administrative expenses	(1 651)	(1 453)	(1 671)	(2 062)
Other income and expenses	12	(95)	(536)[1]	(1 237)[2]

Operating profit/(loss)	1 688	1 412	519	(821)
Share of results of associated companies and joint ventures	29	(12)	4	(1)
Financial income and expenses	(177)	(401)	(280)	(357)

Profit/(loss) before tax	1 540	999	243	(1 179)
Income tax (expense)/benefit	(346)	1 718	(202)	(304)

Profit/(loss) from continuing operations	1 194	2 718 *	41	(1 483)

Attributable to:
Equity holders of the parent	1 192	2 710 *	186	(771)
Non-controlling interests	2	8	(145)	(712)

Profit/(loss) from discontinued operations	1 274	758 *	(780)	(2 303)

Attributable to:
Equity holders of the parent	1 274	752	(801)	(2 334)
Non-controlling interests	0	6	21	31
Profit/(loss)	2 468	3 476	(739)	(3 786)

Attributable to:
Equity holders of the parent	2 466	3 462	(615)	(3 105)
Non-controlling interests	2	14	(124)	(681)

Earnings per share (for profit/(loss) attributable to the equity holders of the parent)
Basic earnings per share (in EUR)
Continuing operations	0.32	0.73	0.05	(0.21)
Discontinued operations	0.35	0.20	(0.22)	(0.63)
Nokia Group	0.67	0.94	(0.17)	(0.84)
Diluted earnings per share (in EUR)
Continuing operations	0.31	0.67	0.05	(0.21)
Discontinued operations	0.32	0.18	(0.22)	(0.63)
Nokia Group	0.63	0.85	(0.17)	(0.84)
Average number of shares (’ 000 shares)
Basic
Continuing operations	3 670 934	3 698 723	3 712 079	3 710 845
Discontinued operations	3 670 934	3 698 723	3 712 079	3 710 845
Nokia Group	3 670 934	3 698 723	3 712 079	3 710 845
Diluted
Continuing operations	3 949 312	4 131 602	3 733 364	3 710 845
Discontinued operations	3 949 312	4 131 602	3 712 079	3 710 845
Nokia Group	3 949 312	4 131 602	3 712 079	3 710 845
[1] Consist of “Other income” of EUR 272 million and “Other expenses” of EUR (808) million. [2] Consist of “Other income” of EUR 276 million and “Other expenses” of EUR (1 513) million.

	Year ended December 31, 2015	Year ended December 31,
		2014		2013	2012
	(unaudited)*	(unaudited)		(audited)	(unaudited)
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	(in EUR million)	(in EUR million)

Profit/(loss)	2 468	3 476		(739)	(3 786)

Other comprehensive income/(expense)
Items that will not be reclassified to profit or loss:
Remeasurements on defined benefit pensions	112	(275)		83	(228)
Income tax related to items that will not be reclassified to profit or loss	(28)	96		(3)	22
Items that may be reclassified subsequently to profit or loss:
Translation differences	(1 054)	820		(496)	41
Net investment hedges	323	(167)		114	(58)
Cash flow hedges	(5)	(30)		3	(41)
Available-for-sale investments	57	106		49	35
Other increase/(decrease), net	1	40	*	5	10
Income tax related to items that may be reclassified subsequently to profit or loss	(88)	16		1	12

Other comprehensive income/(expense), net of tax	(682)	606		(244)	(207)

Total comprehensive income	1 786	4 082		(983)	(3 993)

Attributable to:
Equity holders of the parent	1 781	4 061		(863)	(3 281)
Non-controlling interests	5	21		(120)	(712)
	1 786	4 082		(983)	(3 993)
Attributable to equity holders of the parent:
Continuing operations	1 457	2 350	*	34	(831)
Discontinued operations	324	1 711	*	(897)	(2 450)
	1 781	4 061		(863)	(3 281)
Attributable to non-controlling interest:
Continuing operations	5	16		(139)	(740)
Discontinued operations	0	5		19	28

	5	21		(120)	(712)

	As of December 31,	As of December 31,
	2015	2014		2013	2012
	(unaudited)*	(audited)		(audited)	(unaudited)
CONSOLIDATED STATEMENT OF FINANCIAL POSITION	(in EUR million)	(in EUR million)

ASSETS
Goodwill	237	2 563		3 295	4 876
Other intangible assets	323	350		296	647
Property, plant and equipment	695	716		566	1 431
Investments in associated companies and joint ventures	84	51		65	58
Available-for-sale investments	948	828		741	689
Deferred tax assets	2 634	2 720		890	1 279
Long-term loans receivable	49	34		96	125
Prepaid pension costs[1]	25	31		38	152
Other non-current assets[1]	51	47		61	66

Non-current assets	5 046	7 339		6 048	9 323
Inventories	1 014	1 275		804	1 538
Accounts receivable, net of allowances for doubtful accounts	3 913	3 429	*	2 901	5 551
Prepaid expenses and accrued income	749	913		660	2 682
Current income tax assets	171	124		146	495
Current portion of long-term loans receivable	21	1		29	35
Other financial assets	107	266		285	451
Investments at fair value through profit and loss, liquid assets	687	418		382	415
Available-for-sale investments, liquid assets	2 167	2 127		956	542
Cash and cash equivalents[2]	6 995	5 170		7 633	8 952

Current assets	15 824	13 724		13 796	20 661
Assets held for sale	—	—		89	—
Assets of disposal groups classified as held for sale	—	—		5 258	—

Total assets	20 870	21 063		25 191	29 984

SHAREHOLDERS’ EQUITY AND LIABILITIES

Share capital	246	246		246	246
Share issue premium	380	439		615	446
Treasury shares at cost	(718)	(988)		(603)	(629)
Translation differences	292	1 099		434	746
Fair value and other reserves	148	22		80	(5)
Reserve for invested non-restricted equity	3 820	3 083		3 115	3 136
Retained earnings	6 279	4 710		2 581	3 997

Capital and reserves attributable to equity holders of the parent	10 446	8 611		6 468	7 937
Non-controlling interests	21	58		192	1 302

Total equity	10 468	8 669		6 660	9 239

Long-term interest-bearing liabilities	2 023	2 576		3 286	5 087
Deferred tax liabilities	62	32		195	701
Deferred revenue and other long-term liabilities	1 677	2 197		630	997
Provisions	250	301		242	304

Non-current liabilities	4 011	5 107	*	4 353	7 089
Current portion of interest-bearing liabilities	1	1		3 192	201
Short-term borrowing	50	115		184	261
Other financial liabilities	113	174		35	90
Current income tax liabilities	446	481		484	499
Accounts payable	1 910	2 313		1 842	4 394
Accrued expenses, deferred revenue and other liabilities	3 395	3 632		3 033	6 223
Provisions	476	572		680	1 988

Current liabilities	6 391	7 288		9 450	13 656

Liabilities of disposal groups classified as held for sale	—	—		4 728	—

Total shareholders’ equity and liabilities	20 870	21 063		25 191	29 984

[1]	Prepaid pension costs previously reported under “Other non-current assets” have been reported separately since June 30, 2015. The information for prior periods presented has been adjusted accordingly.
[2]

Since June 30, 2015, “Bank and cash” and “Available for sale investments, cash equivalents” have been reported as a single line item “Cash and cash equivalents”. The information for prior periods presented has been adjusted accordingly.

	Year ended December 31,	Year ended December 31,
	2015	2014	2013	2012
	(unaudited)*	(audited)
CONSOLIDATED STATEMENT OF CASH FLOWS	(in EUR million)	(in EUR million)

Net cash from/(used in) operating activities	507	1 275	72	(354)
Net cash from/(used in) investing activities	1 896	886	(691)	562
Net cash used in financing activities	(584)	(4 576)	(477)	(465)
Foreign exchange adjustment	6	(48)	(223)	(27)
Net increase/(decrease) in cash and equivalents	1 825	(2 463)	(1 319)	(284)
Cash and cash equivalents at beginning of period	5 170	7 633	8 952	9 236
Cash and cash equivalents at end of period	6 995	5 170	7 633	8 952

Consolidated statement of cash flows combines cash flows from both the continuing and the discontinued operations.

Key Ratios

	Year ended December 31,		Year ended December 31,
	2015		2014		2013		2012
	(unaudited)*		(unaudited)
Key ratios at the reporting date, continuing operations
Earnings per share for profit attributable to equity holders of parent
Earnings per share, basic, EUR	0.32		0.73		0.05	[1]	(0.21)
Earnings per share, diluted, EUR	0.31		0.67		0.05	[1]	(0.21)
P/E ratio, basic	20.61		8.99		116.40		neg.
Ordinary dividend per share, EUR*	0.16	[4]	0.14		0.11		0
Special dividend per share, EUR*	0.10	[4]	0		0.26		0
Total dividends paid, EURm	1 500		511		1 374		0
Payout ratio, basic[2]	0.50		0.19	*	2.20	*	0
Dividend yield, %[3]	2.43		2.13		1.89	*	0
Shareholders’ equity per share, EUR*	2.65		2.36		1.74		2.14
Market capitalization, EURm	25 979		23 932		21 606		10 873

[1]	Earnings per share (basic and diluted) for the year ended December 31, 2013 are audited.
[2]

Payout ratio, basic is calculated based on the Ordinary dividend per share, EUR. The payout ratio including the Special dividend per share is 0.81 for the year ended December 31, 2015, 0.19 for the year ended December 31, 2014 and 7.40 for the year ended December 31, 2013.*

[3]

Dividend yield, % is calculated based on the Ordinary dividend per share, EUR. The dividend yield, % including the Special dividend per share is 3.94 for the year ended December 31, 2015, 2.13 for the year ended December 31, 2014 and 6.36 for the year ended December 31, 2013.*

[4]	The ordinary and special dividend for 2015 will be proposed by the Nokia Board of Directors. The resolution on the dividend will be made by the Annual General Meeting in 2016.*

In November 2011, Nokia Networks announced its strategy to focus on mobile broadband and services. It also announced an extensive global restructuring program that ultimately resulted in the reduction of its annualized operating expenses and production overhead by over EUR 1.5 billion when the program was completed at the end of 2013. As part of its strategy of focusing on mobile broadband, Nokia Networks also divested a number of non-core businesses.

Beginning in 2013, Nokia undertook a series of transactions to transform its business portfolio. On July 1, 2013, Nokia announced the agreement to acquire Siemens’ 50% stake in the companies’ joint venture Nokia Siemens Networks. The purchase price was EUR 1.7 billion and the transaction closed on August 7, 2013. On September 3, 2013, Nokia announced that it had signed an agreement to sell its Devices & Services Business to Microsoft for a total purchase price of EUR 5.44 billion, of which EUR 3.79 billion related to the Sale of the Devices & Services Business and EUR 1.65 billion related to a mutual patent license agreement. In conjunction with the transaction, Nokia established the Nokia Technologies business to focus on technology development and intellectual property rights activities. The transaction significantly strengthened the Company’s financial position and subsequent to the transaction, in 2014, Nokia started the optimization of its capital structure and recommenced dividend payments, distributed excess capital to shareholders and reduced its interest-bearing debt.

On April 15, 2015, Nokia continued its transformation with the announcement that it had signed an agreement to acquire Alcatel Lucent through the Exchange Offer on the basis of 0.5500 Nokia Shares for each Alcatel Lucent Share. In conjunction with this announcement, Nokia announced that it has suspended its capital structure optimization program effective immediately. On August 3, 2015, Nokia announced an agreement to sell HERE to an automotive industry consortium and estimates that it will receive net proceeds of slightly above EUR 2.5 billion. The transaction was completed on December 4, 2015.* On October 29, 2015, Nokia announced a planned EUR 7 billion program to optimize Nokia’s capital structure and return excess capital to shareholders, subject to the closing of the Alcatel Lucent and HERE transactions, as well as the conversion of all Nokia and Alcatel Lucent convertible bonds.

Nokia obtained control of Alcatel Lucent on January 4, 2016 when the interim results of the successful initial Exchange Offer were announced by the AMF with a shareholding of 76.31% of the share capital and at least 76.01% of the voting rights. On January 14, 2016, the combined operations of Nokia and Alcatel Lucent commenced. On the same day, Nokia reopened the Exchange Offer. The results of the reopened offer period in the Exchange Offer were published on February 10, 2016 and as a result, Nokia holds 91.25% of the share capital and at least 91.17% of the voting rights of Alcatel Lucent.*

Alcatel Lucent

The following tables set out selected consolidated financial information for Alcatel Lucent. This information is qualified by reference to, and should be read in conjunction with, Alcatel Lucent’s consolidated financial statements and the notes thereto for the year ended December 31, 2014, which are included in Annex A, Alcatel Lucent’s consolidated financial statements and the notes thereto for the years ended December 31, 2013 and 2012, which are incorporated by reference into this Listing Prospectus, and Alcatel Lucent’s unaudited consolidated financial statements at December 31, 2015, which are incorporated by reference into this Listing Prospectus. The selected consolidated historical income statement and statement of cash flow data for the years ended December 31, 2014, 2013 and 2012 and the consolidated statement of financial position data as of December 31, 2014, 2013 and 2012 have been derived from Alcatel Lucent’s audited consolidated financial statements for the respective years, prepared in accordance with IFRS. The selected consolidated historical income statement and statement of cash flow data for the year ended December 31, 2015 and the consolidated statement of financial position as of December 31, 2015 have been derived from Alcatel Lucent’s unaudited consolidated financial statements at December 31, 2015, prepared in accordance with IFRS.*

On September 30, 2014, Alcatel Lucent completed the disposal of 85% of its Enterprise business to China Huaxin, for cash proceeds of EUR 205 million, following the binding offer Alcatel Lucent received early February 2014. As a result of this transaction, the results pertaining to the Enterprise business for the year ended December 31, 2014 were treated as discontinued operations and years ended December 31, 2013 and 2012 were re-presented accordingly.

	For the year ended as of December 31,	For the year ended as of December 31,
	2015	2014	2013[1]	2012[1]
	(unaudited)*	(audited)
CONSOLIDATED INCOME STATEMENTS	(in EUR million, except per share data)	(in EUR million, except per share data)
Revenues	14 275	13 178	13 813	13 764
Cost of sales	(9 132)	(8 770)	(9 491)	(9 753)
Gross profit	5 143	4 408	4 322	4 011
Administrative and selling expenses	(1 761)	(1 621)	(1 862)	(2 161)
Research and development costs	(2 378)	(2 215)	(2 268)	(2 330)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments	1 004	572	192	(480)
Restructuring costs	(401)	(574)	(518)	(479)
Litigations	(20)	7	(2)	2
Gain/(loss) on disposal of consolidated entities	(1)	20	2	11
Transaction-related costs	(104)	—	—	—
Impairment of assets	(193)	—	(548)	(894)
Post-retirement benefit plan amendments	404	112	135	204
Income (loss) from operating activities	689	137	(739)	(1 636)
Finance cost	(269)	(291)	(392)	(279)
Other financial income (loss)	(136)	(211)	(318)	(394)
Share in net income (losses) of associates & joint ventures	2	15	7	5
Income (loss) before income tax and discontinued operations	286	(350)	(1 442)	(2 304)
Income tax (expense) benefit	16	316	173	(423)
Income (loss) from continuing operations	302	(34)	(1 269)	(2 727)
Income (loss) from discontinued operations	(16)	(49)	(25)	639

NET INCOME (LOSS)	286	(83)	(1 294)	(2 088)
Attributable to:
Equity owners of the parent	257	(118)	(1 304)	(2 011)
Non-controlling interests	29	35	10	(77)
Earnings (loss) per share (in euros)[2]
Basic earnings (loss) per share:
From continuing operations	0.10	(0.02)	(0.53)	(1.11)
From discontinued operations	(0.01)	(0.02)	(0.01)	0.27
Attributable to the equity owners of the parent	0.09	(0.04)	(0.54)	(0.84)
Diluted earnings (loss) per share:
From continuing operations	0.10	(0.02)	(0.53)	(1.11)
From discontinued operations	(0.01)	(0.02)	(0.01)	0.22
Attributable to the equity owners of the parent	0.09	(0.04)	(0.54)	(0.84)

[1]	2013 and 2012 amounts are re-presented to reflect the impacts of discontinued operations.
[2]

As a result of the 2013 capital increase made by Alcatel Lucent through an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per share has been adjusted retrospectively. Number of outstanding ordinary shares has been adjusted to reflect the proportionate change in the number of shares.

	For the year ended as of December 31,	For the year ended as of December 31,
	2015	2014	2013	2012
	(unaudited)*	(audited)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	(in EUR million)	(in EUR million)
Net income (loss) for the year / period	286	(83)	(1 294)	(2 088)
Items to be subsequently reclassified to Income Statement	386	510	(221)	(4)
Financial assets available for sale	2	8	11	16
Cumulative translation adjustments	384	503	(232)	(34)
Cash flow hedging	—	(1)	—	14
Tax on items recognized directly in equity	—	—	—	—
Items that will not be subsequently reclassified to Income Statement	878	(1 568)	1 411	71
Actuarial gains (losses) and adjustments arising from asset ceiling limitation and IFRIC 14	933	(1 822)	1 667	172
Tax on items recognized directly in equity	(55)	254	(256)	(101)
Other comprehensive income (loss) for the year	1 264	(1 058)	1 190	67
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE YEAR	1 550	(1 141)	(104)	(2 021)
Attributable to:
Equity owners of the parent	1 467	(1 256)	(99)	(1 933)
Non-controlling interests	83	115	(5)	(88)

	As of December 31,	As of December 31,
	2015	2014	2013	2012
	(unaudited)*	(audited)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	(in EUR million)	(in EUR million)

ASSETS
Non-current assets:
Goodwill	3 215	3 181	3 156	3 820
Intangible assets, net	1 435	1 011	1 001	1 175

Goodwill and intangible assets, net	4 650	4 192	4 157	4 995
Property, plant and equipment, net	1 382	1 132	1 075	1 133
Investments in associates & joint ventures	20	51	35	29
Other non-current financial assets, net	361	406	322	341
Deferred tax assets	1 740	1 516	1 000	985
Prepaid pension costs	2 935	2 636	3 150	2 797
Other non-current assets	509	429	413	428

Total non-current assets	11 597	10 362	10 152	10 708
Current assets:
Inventories and work in progress, net	1 600	1 971	1 935	1 940
Trade receivables and other receivables, net	2 535	2 528	2 482	2 860
Advances and progress payments	45	43	46	53
Other current assets	778	877	751	726
Current income taxes	64	64	33	118
Marketable securities, net	1 626	1 672	2 259	1 528
Cash and cash equivalents	4 905	3 878	4 096	3 401
Current assets before assets held for sale	11 553	11 033	11 602	10 626
Assets held for sale and assets included in disposal groups held for sale	39	65	142	20

Total current assets	11 592	11 098	11 744	10 646

TOTAL ASSETS	23 189	21 460	21 896	21 354

EQUITY AND LIABILITIES
Equity:
Capital stock	152	141	140	4 653
Additional paid-in capital	21 232	20 869	20 855	16 593
Less treasury stock at cost	(1 084)	(1 084)	(1 428)	(1 567)
Accumulated deficit, fair value and other reserves	(16 882)	(17 633)	(14 588)	(15 159)
Other items recognized directly in equity	54	52	45	—
Cumulative translation adjustments	(36)	(366)	(787)	(571)
Net income (loss) - attributable to the equity owners of the parent	257	(118)	(1 304)	(2 011)
Equity attributable to equity owners of the parent	3 693	1 861	2 933	1 938
Non-controlling interests	904	833	730	745

Total equity	4 597	2 694	3 663	2 683

Non-current liabilities:
Pensions, retirement indemnities and other post-retirement benefits	4 506	5 163	3 854	5 338
Convertible bonds and other bonds, long-term	4 394	4 696	4 711	3 727
Other long-term debt	238	179	211	227
Deferred tax liabilities	946	872	990	889
Other non-current liabilities	561	175	188	177

Total non-current liabilities	10 645	11 085	9 954	10 358

Current liabilities:
Provisions	1 128	1 364	1 416	1 649
Current portion of long-term debt and short-term debt	579	402	1 240	851
Customers’ deposits and advances	794	810	681	718
Trade payables and other payables	3 578	3 571	3 518	3 726
Current income tax liabilities	65	73	93	145
Other current liabilities	1 789	1 429	1 237	1 204
Current liabilities before liabilities related to disposal groups held for sale	7 933	7 649	8 185	8 293
Liabilities related to disposal groups held for sale	14	32	94	20

Total current liabilities	7 947	7 681	8 279	8 313

TOTAL EQUITY AND LIABILITIES	23 189	21 460	21 896	21 354

	For the year ended December 31,	For the year ended December 31,
	2015	2014	2013[1]	2012[1]
	(unaudited)*	(audited)
CONSOLIDATED STATEMENTS OF CASH FLOWS	(in EUR million)	(in EUR million)
Net cash provided (used) by operating activities	1 177	127	(221)	(144)

Net cash provided (used) by investing activities	(485)	235	(1 128)	(1 039)

Net cash provided (used) by financing activities	(211)	(1 383)	2 350	(12)
Cash provided (used) by operating activities of discontinued operations	11	34	65	(71)
Cash provided (used) by investing activities of discontinued operations	30	71	(64)	1 066
Cash provided (used) by financing activities of discontinued operations	—	65	(15)	36
Net effect of exchange rate changes	505	633	(292)	23
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1 027	(218)	695	(141)
Cash and cash equivalents at beginning of period / year	3 878	4 096	3 401	3 533
Cash and cash equivalents at beginning of period / year classified as assets held for sale	—	—	—	9
Cash and cash equivalents at end of period / year [2]	4 905	3 878	4 096	3 400
Cash and cash equivalents at end of period / year classified as assets held for sale	—	—	—	1
Cash and cash equivalents including cash and cash equivalents classified as held for sale at the end of period	4 905	3 878	4 096	3 401

[1]	2013 and 2012 amounts are re-presented to reflect the impacts of discontinued operations.
[2]

Includes EUR 1 505 million of cash and cash equivalents held in countries subject to exchange control restrictions as of December 31, 2015 (EUR 1 019 million as of December 31, 2014, EUR 756 million as of December 31, 2013 and EUR 949 million as of December 31, 2012). Such restrictions can limit the use of such cash and cash equivalents by other Alcatel Lucent Group subsidiaries and Alcatel Lucent.

On June 19, 2013, Alcatel Lucent announced the Shift Plan, a detailed three-year plan to transform itself into a specialist provider of IP and Cloud Networking and Ultra-Broadband Access. As part of this process, effective from July 1, 2013, Alcatel Lucent implemented a new organization composed of three reportable segments: Core Networking, Access and Other.

The Shift Plan has targeted investments in Core Networking businesses (including IP Routing, IP Transport, IP Platforms and associates services), increasing segment operating cash flow from the Access segment, and technological partnerships. The Shift Plan has also focused on market diversification and rightsizing Alcatel Lucent’s cost structure. In particular, the Shift Plan aims to reduce Alcatel Lucent’s fixed-cost base by EUR 950 million in 2015 compared to its 2012 cost base. Alcatel

Lucent has stated that it expects that the cumulative amount of restructuring cash outlays pursuant to the Shift Plan should be approximately EUR 1.8 billion, of which approximately EUR 1.4 billion will be incurred between 2013 and 2015, with the remainder in 2016.

In addition, Alcatel Lucent has completed multiple dispositions as part of the Shift Plan and re-profiled and reduced the financial debt of the company.

Nokia obtained control of Alcatel Lucent on January 4, 2016 when the interim results of the successful initial Exchange Offer were announced by the AMF with a shareholding of 76.31% of the share capital and at least 76.01% of the voting rights. On January 14, 2016, the combined operations of Nokia and Alcatel Lucent commenced. On the same day, Nokia reopened the Exchange Offer. The results of the reopened offer period in the Exchange Offer were published on February 10, 2016 and as a result, Nokia holds 91.25% of the share capital and at least 91.17% of the voting rights of Alcatel Lucent.*

B.9	Profit forecast and estimates	Not applicable.*

C.7	Dividend policy

On February 11, 2016, Nokia announced that the Board of Directors of Nokia will propose to the Annual General Meeting in 2016 a dividend of EUR 0.16 per share for 2015 and a special dividend of EUR 0.10 per share. The resolution on the dividend will be made by the Annual General Meeting in 2016.*

Supplements to the section “Dividends and Dividend Policy — Nokia”

The information under the section “Dividends and Dividend Policy — Nokia” on page 189 of the Listing Prospectus is supplemented with the following information:

On February 11, 2016, Nokia announced that the Board of Directors of Nokia will propose to the Annual General Meeting in 2016 a dividend of EUR 0.16 per share for 2015 and a special dividend of EUR 0.10 per share. The resolution on the dividend will be made by the Annual General Meeting in 2016.

Supplements to the section “Operating and Financial Review and Prospects — Nokia — Recent Developments”

The information under the section “Operating and Financial Review and Prospects — Nokia — Recent Developments” on pages 252–253 of the Listing Prospectus is supplemented with the following information:

On February 10, 2016, Nokia announced the results of its successful reopened Exchange Offer for Alcatel Lucent Securities. Nokia will hold 91.25% of the share capital of Alcatel Lucent, following the settlement of the Alcatel Lucent Securities tendered into the reopened offer, which is expected to occur on February 12, 2016. This equates to Nokia holding 88.07% of the share capital of Alcatel Lucent on a fully diluted basis.

Nokia confirmed that it will issue approximately 321 million new Nokia Shares as consideration for the Alcatel Lucent Securities that have been tendered into the reopened Exchange Offer. Nokia expects to register these new Nokia Shares with the Finnish Trade Register on February 12, 2016. After the registration, the total number of Nokia Shares will equal approximately 5 769 million shares. The trading in the new Nokia Shares is expected to commence on February 15, 2016.

Assuming the conversion of all remaining outstanding Alcatel Lucent Securities into Nokia Shares at the exchange ratio offered in the Exchange Offer, the total number of Nokia Shares would equal approximately 6 billion shares.

On February 10, 2016, Nokia announced that the USD 1.85 billion aggregate principal amount of senior notes issued by Alcatel Lucent USA Inc., comprising the USD 650 million 4.625% notes due July 2017, USD 500 million 8.875% notes due January 2020 and USD 700 million 6.750% notes due November 2020, had been redeemed in accordance with terms and conditions of the notes. Alcatel Lucent USA Inc. is a subsidiary of Alcatel Lucent S.A.

The redemption was part of Nokia’s EUR 7 billion capital structure optimization program announced on October 29, 2015, which focuses on, among other things, reducing interest-bearing liabilities of the combined Nokia and Alcatel Lucent by approximately EUR 2 billion.

Alcatel Lucent S.A. had also on February 9, 2016 terminated its EUR 504 million revolving credit facility. Following these transactions all debt items in the Combined Company capital structure are based on investment grade documentation and have no financial covenants.

On February 11, 2016, Nokia announced that, as of the first quarter 2016, Nokia expects to align its financial reporting under two areas: the Networks business and Nokia Technologies. The Networks business will be comprised of four business groups: Mobile Networks, Fixed Networks, Applications & Analytics and IP/Optical Networks. Nokia Technologies will continue to operate as a separate business group, with a clear focus on licensing and the incubation of new technologies, and will include the licensing and portfolio management operations from Alcatel Lucent. In addition, Nokia expects to operate the undersea cables business, Alcatel Lucent Submarine Networks (ASN), and the antenna systems business, Radio Frequency Systems (RFS), as separate entities and plans to report ASN and RFS as part of Group Common Functions.

Supplements to the section “Operating and Financial Review and Prospects — Nokia — Prospects”

The information under the section “Operating and Financial Review and Prospects — Nokia — Prospects” on pages 253–254 of the Listing Prospectus is replaced with the following information:

This section “Prospects” includes forward-looking statements. Forward-looking statements are no guarantees of future developments, and Nokia’s actual results may differ materially from the results described in or implied by forward-looking statements contained herein due to various factors, some of them described in the sections “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors”. Nokia cautions investors not to place undue reliance on these forward-looking statements, which speak only as at the date of the Listing Prospectus, as supplemented from time to time.

The following table sets forth Nokia’s outlook as disclosed in conjunction with the unaudited interim report of Nokia for the year ended December 31, 2015.

This outlook does not constitute a profit forecast, and no auditor’s statement has been issued thereon.

	Metric[1]	Guidance	Commentary
Nokia	Annual operating cost synergies	Approximately EUR 900 million of net operating cost synergies to be achieved in full year 2018

Compared to the combined non-IFRS operating costs of Nokia and Alcatel Lucent for full year 2015. Expected to be derived from a wide range of initiatives related to operating expenses and cost of sales, including:

			•	Streamlining of overlapping products and services, particularly within the Mobile Networks business group;

			•	Rationalization of regional and sales organizations;

			•	Rationalization of overhead, particularly within manufacturing, supply-chain, real estate and information technology;

			•	Reduction of central function and public company costs; and

			•	Procurement efficiencies, given the Combined Company’s expanded purchasing power.

	Annual interest expense reduction	Approximately EUR 200 million of reductions in interest expenses to be achieved on a full year basis in 2016 (update)

Compared to the cost of debt run rate for the combined entity at year end 2014. This is an update to the earlier annual interest expense reduction target of approximately EUR 200 million of reductions in interest expenses to be achieved on a full year basis in 2017.

Networks	Full year 2016 net sales Full year 2016 non-IFRS operating margin	Not provided

Due to the very recent acquisition of Alcatel Lucent, Nokia believes it is not appropriate to provide an annual outlook for the new combined Networks business at the present time, and intends to provide its full year outlook in conjunction with its Q1 results announcement. Q1 2016 net sales and non-IFRS operating margin are expected to be influenced by factors including:

			•	A flattish capex environment in 2016 for Nokia’s overall addressable market;

			•	A declining wireless infrastructure market in 2016, with a greater than normal seasonal decline in Q1 2016;

			•	Competitive industry dynamics;

			•	Product and regional mix;

			•	The timing of major network deployments; and

			•	Execution of integration and synergy plans.

Nokia Technologies	Full year 2016 net sales	Not provided	Due to risks and uncertainties in determining the timing and value of significant licensing agreements, Nokia believes it is not appropriate to provide an annual outlook.

Factors that are outside Nokia’s influence affecting the outlook relate mainly to a flattish capex environment in 2016 for Nokia’s overall addressable market, a declining wireless infrastructure market in 2016, with greater than normal seasonal decline in Q1 2016, competitive industry dynamics, product and regional mix, and the timing of major network deployments. Additional risk factors can be found in the section “Risk Factors—Risks Relating to the Operating Environment, Business and Financing of Nokia”.

Supplements relating to the section “Capitalization and Indebtedness of Nokia”

The section “Capitalization and Indebtedness of Nokia” on pages 187–188 of the Listing Prospectus is replaced with the information presented herein.

The following table sets forth Nokia Group’s capitalization and indebtedness as at December 31, 2015 derived from the unaudited interim report of Nokia for the year ended December 31, 2015. This table should be read together with the unaudited interim report of Nokia for the year ended December 31, 2015, which is incorporated by reference into this Listing Prospectus, as well as the following section “Operating and Financial Review and Prospects—Nokia”, including “—Liquidity and Capital Resources”.

EUR million	As of December 31, 2015 Actual (unaudited)
Capitalization

Short-term interest-bearing liabilities	51
Unguaranteed/Unsecured	51
Guaranteed/Secured	—

Long-term interest-bearing liabilities	2 023
Unguaranteed/Unsecured	2 023
Guaranteed/Secured	—

Total interest-bearing liabilities	2 074

Shareholders’ equity
Share capital	246
Share issue premium	380
Treasury shares at cost	(718)
Translation differences	292
Fair value and other reserves	148
Reserve for invested non-restricted equity	3 820
Retained earnings	6 279

Capital and reserves attributable to equity holders of the parent	10 446
Non-controlling interest	21
Total equity	10 468

Total shareholders’ equity and interest-bearing liabilities	12 542

Net indebtedness
Cash and cash equivalents	6 995
Available-for-sale investments, liquid assets	2 167
Investments at fair value through profit and loss, liquid assets	687

Liquidity	9 849

Current portion of long-term interest bearing liabilities	1
Short-term borrowings	50

Total short-term interest bearing liabilities	51

Net current financial indebtedness (net cash)	9 798
Long-term interest-bearing liabilities	2 023

Net financial indebtedness (net cash)	7 775

Nokia obtained control of Alcatel Lucent on January 4, 2016. Following the initial and reopened Exchange Offer, Nokia holds 91.25% of the share capital and 91.17% of the voting rights of Alcatel Lucent. Based on the results of the initial and reopened Exchange Offer, a total of 1.8 billion new Nokia Shares are issued to the holders of Alcatel Lucent Securities tendered in the Exchange Offer. The closing price of the Nokia Share on Nasdaq Helsinki as at the date of acquisition (i.e. January 4, 2016) was EUR 6.58.

The following table sets forth Alcatel Lucent’s indebtedness as at December 31, 2015. The information presented below has been derived from Alcatel Lucent’s unaudited consolidated financial statements at December 31, 2015, which are incorporated by reference into this Listing Prospectus, and should be read together therewith.

Net indebtedness
Marketable securities – short-term, net	1 626
Cash and cash equivalents	4 905

Liquidity	6 531

Current portion of long term debt – bonds and credit facilities 1) 2)	190
Current portion of other long-term debt and short-term debt	389

Total short-term interest bearing liabilities	579

Net current financial indebtedness (net cash)	5 952
Convertible bonds and other bonds, long-term 1) 2)	4 394
Other long-term debt	238

Net financial indebtedness (net cash) before derivative instrument adjustments	1 320

Derivative instruments on financial debt	88

Net financial indebtedness (net cash)	1 409

1)

The carrying value of the 2018 OCEANEs, 2019 OCEANEs and 2020 OCEANEs that were outstanding was EUR 1 302 million as of December 31, 2015. As a result of the Exchange Offer, Nokia holds 99.62%, 37.18% and 68.17% of the 2018 OCEANEs, 2019 OCEANEs and 2020 OCEANEs, respectively. After consideration of the tendered OCEANEs, the remaining OCEANEs carrying amount outstanding as of December 31, 2015 was EUR 473 million.

2)

The total amount of outstanding Alcatel Lucent senior notes as of December 31, 2015 was EUR 3 282 million (carrying value) that will be assumed by Nokia through the acquisition. Nokia announced on February 10, 2016 that the USD 1 850 million (EUR 1 699 million) aggregate principal amount of senior notes issued by Alcatel Lucent USA Inc., comprising the USD 650 million 4.625% notes due July 2017, USD 500 million 8.875% notes due January 2020 and USD 700 million 6.750% notes due November 2020, had been redeemed on February 10, 2016 in accordance with the terms and conditions of the notes. The carrying value for the redeemed bonds as of December 31, 2015 was EUR 1 682 million. The redemption is part of Nokia’s planned EUR 7 billion capital structure optimization program announced on October 29, 2015, which focuses on, among other things, reducing interest-bearing liabilities of the combined Nokia and Alcatel Lucent by approximately EUR 2 billion.

Alcatel Lucent S.A. has also on February 9, 2016 terminated its EUR 504 million revolving credit facility. Following these transactions, all debt items in the Combined Company capital structure are based on investment grade documentation and have no financial covenants. Alcatel Lucent had not utilized the revolving credit facility as of December 31, 2015.

Nokia’s Board of Directors will propose to the Annual General Meeting of Nokia in 2016 a dividend of EUR 0.16 per share for 2015 and a special dividend of EUR 0.10 per share. The distributable funds on the balance sheet of the parent company as at December 31, 2015 amounted to EUR 9 456 million. Proposed dividend is estimated to result in a payout of approximately EUR 1 500 million in total dividend. The proposed dividend is calculated based on a total number of Nokia Shares of approximately 5.8 billion shares. The resolution on the dividend will be made by the Annual General Meeting in 2016.

For information on Nokia’s contractual, contingent and off-balance sheet liabilities, refer to Note 11. Commitments and contingencies, Nokia Group, continuing operations, reported (unaudited) on page 47 of the unaudited interim report of Nokia for the year ended December 31, 2015, incorporated by reference into this Listing Prospectus.

For information Alcatel Lucent’s contractual, contingent and off-balance sheet liabilities, refer to Note 28 Contractual obligations and off balance sheet commitments on pages 79–84 of the Alcatel Lucent Q4 Results Release, incorporated by reference into this Listing Prospectus.

Supplements relating to the section “Selected Financial Information”

The section “Selected Financial Information” on pages 190–197 of the Listing Prospectus is replaced with the information presented herein.

Readers should note that the amended paragraphs or information, as applicable, have been marked with an asterisk (*).

Nokia

The following tables set forth selected consolidated financial information for Nokia. This information is qualified by reference to, and should be read in conjunction with, Nokia’s consolidated financial statements and the notes thereto for the years ended December 31, 2014, 2013 and 2012 and the unaudited interim report of Nokia for the year ended December 31, 2015, all of which are incorporated by reference into this Listing Prospectus. The selected consolidated historical income statement and statement of cash flow data for the years ended December 31, 2014, 2013 and 2012 and the consolidated statement of financial position data as of December 31, 2014, 2013 and 2012 have been derived from Nokia’s audited consolidated financial statements for the respective years, prepared in accordance with the International Financial Reporting Standards (“IFRS”). The selected consolidated historical income statement and statement of cash flow data for the year ended December 31, 2015 and the consolidated statement of financial position as of  December 31, 2015 have been derived from the unaudited interim report of Nokia for the year ended December 31, 2015, prepared in accordance with IFRS.*

In September 2013, Nokia announced the sale of substantially all of its Devices & Services Business to Microsoft. Subsequent to the approval for the sale received in the Extraordinary General Meeting in November 2013, Nokia Group has presented Devices & Services Business as discontinued operations. The sale was completed on April 25, 2014. In the consolidated income statement for the year 2013 the financial results of the Devices & Services Business were reported as discontinued operations separately from the continuing operations. The income statement information for the year 2012 were restated accordingly. As of January 1, 2013 Nokia adopted new revised IAS 19 Employee Benefits standard. As a result, the net pension liabilities and other comprehensive income were impacted mainly by the retrospectively applied elimination of the ’corridor’ approach and financial information for the year 2012 were adjusted accordingly. Thus, the restated information for the year 2012 presented in the following tables is unaudited.

On August 3, 2015, Nokia announced an agreement to sell its HERE digital mapping and location services business to a consortium of leading automotive companies, comprising AUDI AG, BMW Group and Daimler AG. The sale of HERE was completed on December 4, 2015. In the unaudited consolidated income statement for the year ended December 31, 2015, HERE has been reported as discontinued operations separately from the continuing operations. The income statement information for the year 2014 was restated accordingly. Thus, the restated consolidated income statement information for the year 2014 presented in the following table is unaudited. HERE has been reported as part of Nokia’s continuing operations in the consolidated financial information for the financial years ended December 31, 2013 and 2012.*

Selected Historical Consolidated Financial Information for Nokia

	Year ended December 31,	Year ended December 31,
	2015	2014	2013	2012
	(unaudited)*	(unaudited)	(audited)	(unaudited)
CONSOLIDATED INCOME STATEMENT	(in EUR million, except for shares outstanding and earnings per share)	(in EUR million, except for shares outstanding and earnings per share)

Net sales	12 499	11 763	12 709	15 400
Cost of sales	(7 045)	(6 855)	(7 364)	(9 841)

Gross profit	5 453	4 907	5 345	5 559
Research and development expenses	(2 126)	(1 948)	(2 619)	(3 081)
Selling, general and administrative expenses	(1 651)	(1 453)	(1 671)	(2 062)
Other income and expenses	12	(95)	(536)[1]	(1 237)[2]

Operating profit/(loss)	1 688	1 412	519	(821)
Share of results of associated companies and joint ventures	29	(12)	4	(1)
Financial income and expenses	(177)	(401)	(280)	(357)

Profit/(loss) before tax	1 540	999	243	(1 179)
Income tax (expense)/benefit	(346)	1 718	(202)	(304)

Profit/(loss) from continuing operations	1 194	2 718 *	41	(1 483)

Attributable to:
Equity holders of the parent	1 192	2 710 *	186	(771)
Non-controlling interests	2	8	(145)	(712)

Profit/(loss) from discontinued operations	1 274	758 *	(780)	(2 303)

Attributable to:
Equity holders of the parent	1 274	752	(801)	(2 334)
Non-controlling interests	0	6	21	31
Profit/(loss)	2 468	3 476	(739)	(3 786)

Attributable to:
Equity holders of the parent	2 466	3 462	(615)	(3 105)
Non-controlling interests	2	14	(124)	(681)

Earnings per share (for profit/(loss) attributable to the equity holders of the parent)
Basic earnings per share (in EUR)
Continuing operations	0.32	0.73	0.05	(0.21)
Discontinued operations	0.35	0.20	(0.22)	(0.63)
Nokia Group	0.67	0.94	(0.17)	(0.84)
Diluted earnings per share (in EUR)
Continuing operations	0.31	0.67	0.05	(0.21)
Discontinued operations	0.32	0.18	(0.22)	(0.63)
Nokia Group	0.63	0.85	(0.17)	(0.84)
Average number of shares (’ 000 shares)
Basic
Continuing operations	3 670 934	3 698 723	3 712 079	3 710 845
Discontinued operations	3 670 934	3 698 723	3 712 079	3 710 845
Nokia Group	3 670 934	3 698 723	3 712 079	3 710 845
Diluted
Continuing operations	3 949 312	4 131 602	3 733 364	3 710 845
Discontinued operations	3 949 312	4 131 602	3 712 079	3 710 845
Nokia Group	3 949 312	4 131 602	3 712 079	3 710 845

[1]	Consist of “Other income” of EUR 272 million and “Other expenses” of EUR (808) million.
[2]	Consist of “Other income” of EUR 276 million and “Other expenses” of EUR (1 513) million.

	Year ended December 31,	Year ended December 31,
	2015	2014		2013	2012
	(unaudited)*	(unaudited)		(audited)	(unaudited)
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	(in EUR million)	(in EUR million)

Profit/(loss)	2 468	3 476		(739)	(3 786)

Other comprehensive income/(expense)
Items that will not be reclassified to profit or loss:
Remeasurements on defined benefit pensions	112	(275)		83	(228)
Income tax related to items that will not be reclassified to profit or loss	(28)	96		(3)	22
Items that may be reclassified subsequently to profit or loss:
Translation differences	(1 054)	820		(496)	41
Net investment hedges	323	(167)		114	(58)
Cash flow hedges	(5)	(30)		3	(41)
Available-for-sale investments	57	106		49	35
Other increase/(decrease), net	1	40	*	5	10
Income tax related to items that may be reclassified subsequently to profit or loss	(88)	16		1	12

Other comprehensive income/(expense), net of tax	(682)	606		(244)	(207)

Total comprehensive income	1 786	4 082		(983)	(3 993)

Attributable to:
Equity holders of the parent	1 781	4 061		(863)	(3 281)
Non-controlling interests	5	21		(120)	(712)
	1 786	4 082		(983)	(3 993)
Attributable to equity holders of the parent:
Continuing operations	1 457	2 350	*	34	(831)
Discontinued operations	324	1 711	*	(897)	(2 450)
	1 781	4 061		(863)	(3 281)
Attributable to non-controlling interests:
Continuing operations	5	16		(139)	(740)
Discontinued operations	0	5		19	28

	5	21		(120)	(712)

	As of December 31,	As of December 31,
	2015	2014		2013	2012
	(unaudited)*	(audited)		(audited)	(unaudited)
CONSOLIDATED STATEMENT OF FINANCIAL POSITION	(in EUR million)	(in EUR million)

ASSETS
Goodwill	237	2 563		3 295	4 876
Other intangible assets	323	350		296	647
Property, plant and equipment	695	716		566	1 431
Investments in associated companies and joint ventures	84	51		65	58
Available-for-sale investments	948	828		741	689
Deferred tax assets	2 634	2 720		890	1 279
Long-term loans receivable	49	34		96	125
Prepaid pension costs[1]	25	31		38	152
Other non-current assets[1]	51	47		61	66

Non-current assets	5 046	7 339		6 048	9 323
Inventories	1 014	1 275		804	1 538
Accounts receivable, net of allowances for doubtful accounts	3 913	3 429	*	2 901	5 551
Prepaid expenses and accrued income	749	913		660	2 682
Current income tax assets	171	124		146	495
Current portion of long-term loans receivable	21	1		29	35
Other financial assets	107	266		285	451
Investments at fair value through profit and loss, liquid assets	687	418		382	415
Available-for-sale investments, liquid assets	2 167	2 127		956	542
Cash and cash equivalents[2]	6 995	5 170		7 633	8 952

Current assets	15 824	13 724		13 796	20 661
Assets held for sale	—	—		89	—
Assets of disposal groups classified as held for sale	—	—		5 258	—

Total assets	20 870	21 063		25 191	29 984

SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	246	246		246	246
Share issue premium	380	439		615	446
Treasury shares at cost	(718)	(988)		(603)	(629)
Translation differences	292	1 099		434	746
Fair value and other reserves	148	22		80	(5)
Reserve for invested non-restricted equity	3 820	3 083		3 115	3 136
Retained earnings	6 279	4 710		2 581	3 997

Capital and reserves attributable to equity holders of the parent	10 446	8 611		6 468	7 937
Non-controlling interests	21	58		192	1 302

Total equity	10 468	8 669		6 660	9 239
Long-term interest-bearing liabilities	2 023	2 576		3 286	5 087
Deferred tax liabilities	62	32		195	701
Deferred revenue and other long-term liabilities	1 677	2 197		630	997
Provisions	250	301		242	304

Non-current liabilities	4 011	5 107	*	4 353	7 089
Current portion of interest-bearing liabilities	1	1		3 192	201
Short-term borrowing	50	115		184	261
Other financial liabilities	113	174		35	90
Current income tax liabilities	446	481		484	499
Accounts payable	1 910	2 313		1 842	4 394
Accrued expenses, deferred revenue and other liabilities	3 395	3 632		3 033	6 223
Provisions	476	572		680	1 988

Current liabilities	6 391	7 288		9 450	13 656

Liabilities of disposal groups classified as held for sale	—	—		4 728	—

Total shareholders’ equity and liabilities	20 870	21 063		25 191	29 984

[1]	Prepaid pension costs previously reported under “Other non-current assets” have been reported separately since June 30, 2015. The information for prior periods presented has been adjusted accordingly.
[2]

Since June 30, 2015, “Bank and cash” and “Available for sale investments, cash equivalents” have been reported as a single line item “Cash and cash equivalents”. The information for prior periods presented has been adjusted accordingly.

	Year ended December 31,	Year ended December 31,
	2015	2014	2013	2012
	(unaudited)*	(audited)
CONSOLIDATED STATEMENT OF CASH FLOWS	(in EUR million)	(in EUR million)

Net cash from/(used in) operating activities	507	1 275	72	(354)
Net cash from/(used in) investing activities	1 896	886	(691)	562
Net cash used in financing activities	(584)	(4 576)	(477)	(465)
Foreign exchange adjustment	6	(48)	(223)	(27)
Net increase/(decrease) in cash and equivalents	1 825	(2 463)	(1 319)	(284)
Cash and cash equivalents at beginning of period	5 170	7 633	8 952	9 236
Cash and cash equivalents at end of period	6 995	5 170	7 633	8 952

Consolidated statement of cash flows combines cash flows from both the continuing and the discontinued operations. The figures in the consolidated statement of cash flows cannot be directly traced from the statement of financial position without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

Key Ratios

	Year ended December 31,		Year ended December 31,
	2015		2014		2013		2012
	(unaudited)*		(unaudited)
Key ratios at the reporting date, continuing operations
Earnings per share for profit attributable to equity holders of parent
Earnings per share, basic, EUR	0.32		0.73		0.05	[1]	(0.21)
Earnings per share, diluted, EUR	0.31		0.67		0.05	[1]	(0.21)
P/E ratio, basic	20.61		8.99		116.40		neg.
Ordinary dividend per share, EUR*	0.16	[4]	0.14		0.11		0
Special dividend per share, EUR*	0.10	[4]	0		0.26		0
Total dividends paid, EURm	1 500		511		1 374		0
Payout ratio, basic[2]	0.50		0.19	*	2.20	*	0
Dividend yield, %[3]	2.43		2.13		1.89	*	0
Shareholders’ equity per share, EURm	2.65		2.36		1.74		2.14
Market capitalization, EURm	25 979		23 932		21 606		10 873

[1]	Earnings per share (basic and diluted) for the year ended December 31, 2013 are audited.
[2]

Payout ratio, basic is calculated based on the Ordinary dividend per share, EUR. The payout ratio including the Special dividend per share is 0.81 for the year ended December 31, 2015, 0.19 for the year ended December 31, 2014 and 7.40 for the year ended December 31, 2013.*

[3]

Dividend yield, % is calculated based on the Ordinary dividend per share, EUR. The dividend yield, % including the Special dividend per share is 3.94 for the year ended December 31, 2015, 2.13 for the year ended December 31, 2014 and 6.36 for the year ended December 31, 2013.*

[4]	The ordinary and special dividend for 2015 will be proposed by the Nokia Board of Directors.*

Earnings per share, basic, EUR

Profit attributable to equity holders of the parent

Average adjusted number of shares during the year

P/E ratio, basic

Closing share price at the reporting date

Earnings per share (basic) for Continuing operations

Payout ratio

Dividend per share

Earnings per share (basic) for Continuing operations

Dividend yield

Dividend per share

Closing share price at December 31

Shareholders’ equity per share

Capital and reserves attributable to equity holders of the parent

Number of shares at the reporting date—number of treasury shares at the reporting date

Market capitalization

(Number of shares at the reporting date—number of treasury shares at the reporting date) x closing share price at the reporting date

Significant Change in Financial Condition or Operating Results

In November 2011, Nokia Networks announced its strategy to focus on mobile broadband and services. It also announced an extensive global restructuring program that ultimately resulted in the reduction of its annualized operating expenses and production overhead by over EUR 1.5 billion when the program was completed at the end of 2013. As part of its strategy of focusing on mobile broadband, Nokia Networks also divested a number of non-core businesses.

Beginning in 2013, Nokia undertook a series of transactions to transform its business portfolio. On July 1, 2013, Nokia announced the agreement to acquire Siemens’ 50% stake in the companies’ joint venture Nokia Siemens Networks. The purchase price was EUR 1.7 billion and the transaction closed on August 7, 2013. On September 3, 2013, Nokia announced that it had signed an agreement to sell its Devices & Services Business to Microsoft for a total purchase price of EUR 5.44 billion, of which EUR 3.79 billion related to the Sale of the Devices & Services Business and EUR 1.65 billion related to a mutual patent license agreement. In conjunction with the transaction, Nokia established the Nokia Technologies business to focus on technology development and intellectual property rights activities. The transaction significantly strengthened the Company’s financial position and subsequent to the transaction, in 2014, Nokia started the optimization of its capital structure and recommenced dividend payments, distributed excess capital to shareholders and reduced its interest-bearing debt.

On April 15, 2015, Nokia continued its transformation with the announcement that it had signed an agreement to acquire Alcatel Lucent through the Exchange Offer on the basis of 0.5500 Nokia Shares for each Alcatel Lucent Share. In conjunction with this announcement, Nokia announced that it has suspended its capital structure optimization program effective immediately. On August 3, 2015, Nokia announced an agreement to sell HERE to an automotive industry consortium and estimates that it will receive net proceeds of slightly above EUR 2.5 billion. The sale of HERE was completed on December 4, 2015.* On October 29, 2015, Nokia announced a planned EUR 7 billion program to optimize Nokia’s capital structure and return excess capital to shareholders, subject to the closing of the Alcatel Lucent and HERE transactions, as well as the conversion of all Nokia and Alcatel Lucent convertible bonds.

Nokia obtained control of Alcatel Lucent on January 4, 2016 when the interim results of the successful initial Exchange Offer were announced by the AMF with a shareholding of 76.31% of the share capital and at least 76.01% of the voting rights. On January 14, 2016, the combined operations of Nokia and Alcatel Lucent commenced. On the same day, Nokia reopened the Exchange Offer. The results of the reopened offer period in the Exchange Offer were published on February 10, 2016 and as a result, Nokia holds 91.25% of the share capital and at least 91.17% of the voting rights of Alcatel Lucent.*

Sufficiency of Working Capital

In the opinion of Nokia’s management, the working capital available to Nokia is sufficient to cover its present needs for the next 12 months following the date of this Listing Prospectus.

In order to evaluate Nokia’s working capital needs after the Acquisition, Nokia has prepared financial projections assuming the combination of Nokia and Alcatel Lucent and excluding the HERE business. Based on these financial projections, Nokia anticipates that the combination of Nokia and Alcatel Lucent will not adversely impact the sufficiency of working capital for the Combined Company.

Alcatel Lucent

Shareholders and potential investors should note that all of the information concerning Alcatel Lucent presented in the Listing Prospectus, as supplemented from time to time, and in particular in Annex A, is solely based on publicly available information of  Alcatel Lucent included in Alcatel Lucent Annual Report and the Alcatel Lucent Interim Report Alcatel Lucent has filed with the SEC, as well as Alcatel Lucent Q3 Interim Report and Alcatel Lucent Q4 Results Release. Nokia confirms that this information has been accurately reproduced and that as far as Nokia is aware and is able to ascertain from information published by Alcatel Lucent, no facts have been omitted which would render the reproduced information inaccurate or misleading.*

Selected Historical Consolidated Financial Information for Alcatel Lucent

For information about Alcatel Lucent’s selected historical consolidated financial information, refer to sections “Alcatel Lucent consolidated financial statements at December 31, 2014” of the Alcatel Lucent Annual Report on pages A-197 to A-201 of Annex A and pages 2 to 5 of the Alcatel Lucent Q4 Results Release.*

Significant Change in the Financial Condition or Operating Results

On June 19, 2013, Alcatel Lucent announced the Shift Plan, a detailed three-year plan to transform itself into a specialist provider of IP and Cloud Networking and Ultra-Broadband Access. As part of this process, effective from July 1, 2013, Alcatel Lucent implemented a new organization composed of three reportable segments: Core Networking, Access and Other.

The Shift Plan has targeted investments in Core Networking businesses (including IP Routing, IP Transport, IP Platforms and associates services), increasing segment operating cash flow from the Access segment, and technological partnerships. The Shift Plan has also focused on market diversification and rightsizing Alcatel Lucent’s cost structure. In particular, the Shift Plan aims to reduce Alcatel Lucent’s fixed-cost base by EUR 950 million in 2015 compared to its 2012 cost base. Alcatel Lucent has stated that it expects that the cumulative amount of restructuring cash outlays pursuant to the Shift Plan should be approximately EUR 1.8 billion, of which approximately EUR 1.4 billion will be incurred between 2013 and 2015, with the remainder in 2016.

In addition, Alcatel Lucent has completed multiple dispositions as part of the Shift Plan and re-profiled and reduced the financial debt of the company.

On January 5, 2016, the final results of the initial offer period in the Exchange Offer were published, and Nokia gained control of Alcatel Lucent with a shareholding of approximately 70.52% on a fully diluted basis. On January 14, 2016, the combined operations of Nokia and Alcatel Lucent commenced. On the same day Nokia reopened the Exchange Offer. The results of the reopened offer period in the Exchange Offer were published on February 10, 2016, and according to them Nokia will hold approximately 88.07% of the share capital of Alcatel Lucent on a fully diluted basis.*

Supplements relating to the approval by the Nokia Board of Directors of the Equity Program for 2016 and the issuance of shares held by Nokia

The below supplement updates, in particular, the sections “Operating and Financial Review and Prospects — Nokia — Recent Developments” on pages 252–253 of the Listing Prospectus and “Shares and Share Capital — Nokia — Stock Options, Equity Compensation and Other Special Rights Entitling to Shares” on pages 318–323 of the Listing Prospectus.

On February 11, 2016, Nokia announced that its Board of Directors has approved Nokia’s equity program for 2016 (the “Equity Program 2016”). In line with previous years, the Equity Program 2016 includes the following equity instruments:

An employee share purchase plan for Nokia employees in selected jurisdictions (the “Employee Share Purchase Plan”), entitling the eligible employees to contribute a part of their salary to purchase Nokia Shares. After a 12-month holding period, Nokia will offer the employees one matching share for every two purchased shares held by the employee at the end of the holding period;

Performance shares, which are dependent on the achievement of independent performance criteria (“Performance Shares”); and

Restricted shares, which are used on a limited basis or in exceptional retention and recruitment circumstances (“Restricted Shares”).

Equity Program 2016

The Equity Program 2016 is designed to support and align the participants’ focus with Nokia’s strategy and long-term success. Employees of Alcatel Lucent, who have transferred to Nokia as part of the acquisition of Alcatel Lucent, are also eligible to participate in the Equity Program 2016.

Nokia uses Performance Shares as the main long-term incentive vehicle with the intention of effectively contributing to the long-term value creation and sustainability of the Nokia and to align interests of the employees with those of Nokia’s shareholders. Performance Shares are also designed to ensure that the overall equity-based compensation is based on performance, while also supporting the recruitment and ensuring retention of vital talent for the future success of Nokia.

Restricted Shares are granted on a limited basis for exceptional purposes related to retention and recruitment, primarily in the United States, to ensure Nokia is able to retain and recruit vital talent for the future success of Nokia.

Since 2014, stock options have no longer been part of Nokia’s equity programs.

Employee Share Purchase Plan

Under the Employee Share Purchase Plan, the eligible Nokia employees may elect to make monthly contributions from their net salary to purchase Nokia Shares. Participation in the plan is voluntary.

The annual minimum and maximum contribution limit to the Employee Share Purchase Plan is EUR 180 and EUR 1 200, respectively. Generally, the share purchases will be made at market value on pre-determined dates on a monthly basis during a 12-month period. In October 2017, Nokia intends to deliver one matching share for every two purchased shares that the participant still holds on July 31, 2017, which marks the end of the Employee Share Purchase Plan cycle for 2016. The aggregate maximum amount of contributions that employees can make during the enrolment window for the plan cycle commencing in 2016 will be approximately EUR 60 million, which equals approximately 11 494 253 Nokia Shares using the February 8, 2016 Nokia closing price of EUR 5.22 on Nasdaq Helsinki. Based on the matching ratio of one matching share for every two purchased shares, the number of matching shares would be approximately 5 747 126. In addition, to welcome employees of Alcatel Lucent who have transferred to Nokia as part of the acquisition of Alcatel Lucent and to mark the beginning of the new Nokia Group, Nokia intends to offer 20 free shares for every participant making the first three consecutive share purchases in 2016.

The Employee Share Purchase Plan is planned to be offered to Nokia employees in up to 54 countries for the plan cycle commencing in 2016. The savings period is intended to start in July 2016 and the first monthly purchases are planned to be made in August 2016.

Performance Shares

Under the Performance Share plan, target pay-out will depend on whether independent performance criteria have been met by the end of the performance period. The performance criteria are Nokia’s continuing operations average annual non-IFRS net sales and average annual non-IFRS earnings per share (diluted).

The Performance Share plan of 2016 has a two-year performance period (2016–2017) and a subsequent one-year restriction period. The number of Performance Shares to be settled after the restriction period will start at 25% of the grant amount and any pay-out beyond this will be determined with reference to the financial performance during the two-year performance period. The grant under the Performance Share plan could result in an aggregate maximum pay-out of 51 million Nokia Shares, in the event that maximum performance against all the performance criteria is achieved.

Restricted Shares

The Restricted Shares under the 2016 Restricted Share plan are divided into three tranches, each tranche consisting of one third of the Restricted Shares granted. The first tranche has a one-year restriction period, the second tranche a two-year restriction period, and the third tranche a three-year restriction period. The grant of Restricted Shares in 2016 could result in an aggregate maximum payout of 1 350 000 Nokia Shares.

Employees covered by the Equity Program 2016

In accordance with the previous year’s practice, the primary equity instruments granted to executive employees and directors below the executive level are Performance Shares.

Nokia limits the use of Restricted Shares as means of compensation. However, to support the specific needs, practices and competitive market environment in the United States, restricted shares may be used, in conjunction with the use of performance shares, on a limited basis in the United States.

In addition, shares under the Restricted Share plan can be granted for exceptional retention or recruitment purposes, aimed primarily at US markets, to ensure Nokia is able to retain and recruit vital talent for the future success of Nokia.

Nokia employees in up to 54 countries are planned to be offered the possibility to participate in the Employee Share Purchase Plan for the cycle commencing in 2016, provided that there are no local regulatory or administrative restraints in relation to such plan.

Employees of Alcatel Lucent who have transferred to Nokia as part of the acquisition of Alcatel Lucent are included in equity plans under the Equity Program 2016.

Dilution effect

On February 10, 2016, Nokia announced the final results of its subsequent offer period for outstanding Alcatel Lucent Securities. As of February 12, 2016, subject to and following the registration of new Nokia Shares issued as consideration for the Alcatel Lucent Securities tendered into the subsequent French and/or U.S. offers, and consequently, included in the aggregate amount of Nokia Shares, the aggregate maximum dilution effect of Nokia’s currently outstanding equity programs, assuming that the Performance Shares would be delivered at maximum level, is approximately 0.86%. The potential maximum dilution effect of the Equity Program 2016 would approximately be an additional 1.04%, assuming delivery at maximum level for Performance Shares and the delivery of matching shares against the maximum amount of contributions of approximately EUR 60 million under the Employee Share Purchase Plan. Employees of Alcatel Lucent that have transferred as part of the acquisition of Alcatel Lucent are only included in equity plans under the Equity Program 2016.

Issuance of Nokia Shares for settlement of various Nokia equity plans

The performance period for the 2014 Performance Share Plan ended on December 31, 2015, and Nokia’s performance over 2014 and 2015, assessed against the independent performance criteria set out in the plan rules, was above the threshold performance level for the plan. The settlement to the participants under the plan is planned to take place after the restriction period ends on January 1, 2017.

To fulfill Nokia’s obligations under the 2012, 2013 and 2015 Restricted Share Plans as well as the 2013 Performance Share Plan in respect of shares to be settled in 2016, Nokia’s Board of Directors has resolved to issue, without consideration, a total of 1 657 000 Nokia Shares held by Nokia to settle its commitments to plan participants, who are all employees of the Nokia Group.

Issuance of Nokia Shares to beneficiaries of Alcatel-Lucent employee equity compensation arrangements

In accordance with the Memorandum of Understanding dated April 15, 2015 between Nokia and Alcatel Lucent, as amended, Nokia has entered into liquidity agreements with beneficiaries of Alcatel Lucent employee equity compensation arrangements who accepted to subscribe for the liquidity program for the exchange of their Alcatel Lucent Shares resulting from Alcatel Lucent equity instruments that they hold for Nokia Shares in certain circumstances.

To fulfill Nokia’s obligations under the aforementioned agreements, Nokia’s Board of Directors has resolved, pursuant to the share issue authorization granted by the Extraordinary General Meeting of Nokia on December 2, 2015, to issue a maximum amount of 400 000 Nokia Shares held by Nokia in the course of 2016 against contribution in kind in the form of the Alcatel Lucent Shares being exchanged for the Nokia Shares. The exchange ratio applied in such exchanges is the same as the exchange ratio applied in the Exchange Offer, subject to certain adjustments in the event of certain financial transactions by Nokia or Alcatel Lucent.

The Availability of the Supplement

The supplement is available as of February 12, 2016 on the Company’s website at http://company.nokia.com/en/investors/financial-reports/filings-related-to-the-alcatel-lucent-transaction, and as of February 15, 2016 at the office of Nokia at Karaportti 3, FI-02610 Espoo, Finland, and the reception of Nasdaq Helsinki at Fabianinkatu 14, FI-00100 Helsinki, Finland.